Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Reports Government Approval to Advance the
Malmyzh Copper-Gold Porphyry Project, Far East Russia

Vancouver, British Columbia, July 25, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to report that IG Copper LLC ("IGC") advises that approval to advance the Malmyzh copper-gold project has been received from the Government Commission on Monitoring Foreign Investment (the "Commission") chaired by Prime Minister Dmitry Medvedev. The Malmyzh exploration and mining licenses are held by IGC (51%) and Freeport-McMoRan Exploration Corporation (49%) (the "Joint Venture"), with IGC operating and managing the project. EMX is IGC’s largest shareholder with 41% of the issued and outstanding shares. The Commission's approval marks a pivotal milestone in the development of the Malmzyh project. Please see www.eurasianminerals.com for more information.

EMX is also pleased to announce that key members of the Malmyzh team have been awarded prestigious "Discoverer Medals" by the Russian Federation's Ministry of Natural Resources. The awardees from the Joint Venture's management team include IGC's President and CEO Thomas E. Bowens, Chief Geologist James C. Ashleman, Deputy General Director of Geology Evgeney K. Ignatiev, and Freeport's Vice President of Eurasian Exploration Vertrees "Mac" Canby. This is a highly distinguished honor for these gentlemen, and the Company extends congratulations for their well-deserved recognition.

Discussion of Malmyzh Project Approval. IGC has advised that the Commission's approval represents the successful completion of the review process required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL"). The SIL approval process commenced after the Joint Venture, through its Russian subsidiary Amur Minerals LLC, received certified “on balance C1+C2 reserves” from the GKZ (State Reserves Committee) that exceeded thresholds for both copper and gold defining Malmyzh as a "strategically significant" mineral deposit. EMX emphasizes that the Malmyzh “C1+C2 reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101. According to IGC, highlights of the Commission's approval include:

•	The Joint Venture, as a majority foreign owned business entity, has been approved to retain control of the Malmyzh project exploration and mining licenses.

•	The Joint Venture, therefore, maintains mining and production rights for the Malmyzh and Malmyzh North exploration and mining licenses.

•

The Joint Venture holds 100% of the rights for the Malmyzh and Malmyzh North exploration and mining licenses, and is entitled to recover all minerals of economic value including copper, gold and by- product minerals.

The conclusion of the SIL process initiates a new, multi-year phase in the project's development. The Malmyzh team is preparing a “Project” (Proekt) document that outlines advanced plans and programs that include additional technical work (i.e., drilling, exploration, metallurgy, engineering, and hydrology), as well as environmental, social, and economic assessments. The detailed Project plan will be submitted to the appropriate agencies for approval. Once accepted, IGC advises that the Joint Venture will commence executing the approved Project plan. This next phase of work will ultimately conclude as a detailed "TEO1 of Permanent Conditions" report, which is considered to be a precursor to commencement of exploitation and mining.

1 Technico-Economicheskiye Obosnovaniye (Technical-Economic Basis).

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

IGC has expressed its genuine appreciation to the Ministry of Natural Resources, Rosnedra (Federal Agency for Subsoil Use), Dalnedra (Regional Agency for Subsoil Use) and the Government of the Russian Federation for the strong support given for advancing an exceptional mineral deposit asset with world-class potential. Russia strongly encourages mining investment and development, particularly in their Far East Krais (administrative regions). This support is evidenced not only by the rapid SIL approval of the Malmyzh project, but also by the region-wide investment and tax incentives passed into law in 2014 and IGC's agreement with the Far East Development Fund to facilitate high-level investments from across the Russian Federation and Asia (see EMX news release dated November 4, 2015).

Malmyzh Project Overview. Malmyzh is located in the Far East of the Russian Federation, approximately 220 kilometers northeast of the city of Khabarovsk and the nearby border with China. The project is covered by the Malmyzh and Malmyzh North exploration and mining licenses (152.8 sq km), which were the subject of SIL approval, as well as the Malmyzh Flanks exploration license (74.1 sq km) acquired in late 2015 that is in the early prospecting phase of exploration assessment (see EMX news release dated December 10, 2015).

The Malmyzh porphyry district's deposits, prospects, and targets occur within a 16 by 5 kilometer intrusive corridor concealed beneath a veneer of soil cover. Copper-gold mineralization extends from shallow subcrop (~1 to 50 meters) to greater than 400 to 600 meters depth. The porphyry centers occur as Cretaceous-age dioritic stocks that intruded and hornfels-altered siltstone and sandstone sedimentary sequences. Mineralization consists of near-surface zones of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization hosted in the porphyry intrusives, as well as in the hornfels-altered and stockworked sedimentary wall rocks.

The Malmyzh project's inferred resources include four (i.e., Valley, Freedom (SE), Central, and Flats) of the fourteen known porphyry targets on the property, and have been drilled on nominal 200 by 200 meter grids. Open pit constrained inferred resources at a range of cut-off grades are summarized in the table below (base case at 0.30% CuEq cut-off)2.

Malmyzh Inferred Resources at a Range of CuEq% Cut-offs.
CuEq% Cut-off	Million Tonnes	Cu Eq %	Cu %	Au g/t	CuEq Million Tonnes	Cu Million Tonnes	CuEq Billion lbs	Cu Billion lbs	Au Million Oz
0.20	2,544	0.37	0.29	0.14	9.29	7.49	20.49	16.52	11.62
0.25	2,149	0.39	0.31	0.15	8.41	6.76	18.54	14.89	10.64
0.30	1,661	0.42	0.34	0.17	7.06	5.65	15.56	12.45	9.11
0.35	1,107	0.48	0.38	0.19	5.26	4.20	11.59	9.25	6.85
0.40	757	0.52	0.41	0.21	3.95	3.14	8.72	6.93	5.22
0.45	517	0.57	0.45	0.24	2.94	2.32	6.47	5.11	3.98
0.50	346	0.61	0.48	0.27	2.12	1.66	4.68	3.67	2.96
0.55	220	0.67	0.51	0.30	1.46	1.13	3.22	2.49	2.14

2Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person under NI 43-101 and managing director of Wardell Armstrong International, an independent UK based consulting company, provided the statement of Malmyzh open pit constrained inferred resources under NI 43-101 Standards of Disclosure for Mineral Projects and CIM definition standards. Copper equivalent was calculated as CuEq% = Cu% + (Au g/t x 0.5), and assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au. Please see May 26, 2015 EMX news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the CuEq calculation, exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

All four resource deposits are open at depth, and importantly, there are zones of shallow, higher grade copper-gold mineralization at the Valley and Freedom (SE) deposits, and high grade below the resource pit at Central.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Furthermore, there is higher grade copper-gold mineralization at the Freedom (NW) prospect not included in the Malmyzh inferred resource estimate due to the need for in-fill drilling (see EMX news release dated May 26, 2015). These higher grade zones will be a priority focus of follow-up delineation and in-fill drilling during the next phase of work.

In addition to higher grade mineralized zones in the resource deposits, there is substantial upside given by the ten additional prospects with reconnaissance drilling that intersected porphyry alteration and mineralization. As well, there is considerable exploration potential in undrilled areas of the property, particularly towards the southeast where there is more than 15 meters of Quaternary cover that provides opportunities for additional “blind” discoveries within the project area.

The Malmyzh project has excellent physiographic, infrastructure and logistical characteristics. The property occurs in the low relief hills of the Amur River valley, which is the major shipping river in the region. There are multiple options for transportation besides the Amur that include an adjacent paved Federal highway and regional rail facilities. As well, the project has readily available power and water sources.

Other IGC Assets. IGC has 100% control of the 390 square kilometer Shelekhovo property (also known as Shelekhovskaya). At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite. IGC completed geologic reconnaissance, a ground magnetic survey, and a soil survey late in the 2015 field season that was focused on an interpreted nested caldera complex adjacent to the Sikhote Alin structural zone. IGC advises that this work identified a low level gold geochemical anomaly on the northeast edge of the soil grid, and confirmed the occurrence of quartz-alunite alteration in a geologic setting characteristic of a high sulfidation epithermal system. IGC is planning follow-up exploration work.

IGC also 100% controls the nearby 260 square kilometer Salasinskaya property, which is considered to be the northern extension of the Shelekhovo anomaly cluster. Salasinskaya is marked by the widespread occurrence of quartz-alunite alteration. IGC is preparing a reconnaissance exploration program for the property.

Shelekhovo and Salasinskaya occur approximately 150 kilometers along trend to the northeast of Malmyzh. Together, the Malmyzh, Shelekhovo, and Salasinskaya properties cover approximately 877 square kilometers of exploration ground occurring along a ~200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

Drilling, Sampling, Assaying, and QA/QC. The Malmyzh exploration samples were collected in accordance with CIM Best Practice standards and guidelines. The samples were submitted to Irgiredmet Laboratories in Irkutsk, Russia (GOST ISO/MEK 17025 accredited), or ALS Laboratories in Chita, Russia (GOST ISO/IEC 17025 accredited) for assay and geochemical analysis. Gold was analyzed by fire assay with an AAS finish, and copper analyses were determined with aqua regia digestion and ICP AES techniques. IGC conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and duplicates.

Mr. Dean D. Turner, CPG, is a Qualified Person under NI 43-101 and consultant to the Company. Mr. Turner has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

EMX’s strategic investment in IGC exemplifies the Company’s recognition of an early-stage opportunity with excellent growth potential. IGC has steadily built value at Malmyzh and added quality exploration properties to its portfolio. EMX is IGC’s largest shareholder with 41% of the issued and outstanding shares (~36% on a fully diluted basis) resulting from investments totaling US $7.8 million.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

About IGC. IGC, a privately held company, is led by President and CEO Tom Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Federation.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended March 31, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This news release uses the term “Inferred Resources”. We advise U.S. investors that while this term is defined in, and permitted by, Canadian regulations, this term is not a defined term under SEC Industry Guide 7 and not normally permitted to be used in reports and registration statements filed with the SEC. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not be converted to Mineral Reserves or form the basis of feasibility or prefeasibility studies. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves”, as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically mineable.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com